07006787

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
APR 2 2007

SEC FILE NUMBER
8- 67174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/08/2005 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Davis Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Park Avenue 29th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric M. Davis 212-796-8440
(Area Code- Telephone Number)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 4/12

OATH OR AFFIRMATION

I, Eric M. Davis swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis Securities LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

Notary Public 3/30/07

MARSHA S. COYE FRANCIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6155635
Qualified In Kings County
Commission Expires November 13, 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

DAVIS SECURITIES LLC

CONTENTS
December 31, 2006

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Davis Securities LLC

We have audited the accompanying statement of financial condition of Davis Securities LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Davis Securities LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 29, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

DAVIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash	$ 143,668
Securities Owned - at market value	4,459,161
Fixed Assets - at cost, less accumulated depreciation of $35,333	156,025
Other Assets	30,936
Total Assets	$4,789,790
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Due to broker	$1,129,371
Securities sold, not yet purchased - at market value	1,664,415
Accrued expenses and other liabilities	37,234
Total liabilities	2,831,020
Member's Equity	1,958,770
Total Liabilities and Member's Equity	$4,789,790

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Davis Securities LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange (the "PHLX") and the National Association of Securities Dealers, Inc. (the "NASD"). The Company was formed on April 8, 2005 and commenced operations as a member of the PHLX on May 9, 2006. The Company became a member of the NASD on May 31, 2006.

The Company is engaged in the proprietary trading of securities and acts as an introducing broker. The Company is exempt from SEC rule 15c3-3 under Section K(2)(ii).

The Company records transactions in securities and commission revenue and expenses on a trade-date basis. Dividends and dividends on securities sold short are accrued on the ex-dividend date.

Securities owned and securities sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in principal transactions in the accompanying statement of operations.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Member on his tax return. The Company is subject to New York City unincorporated business tax.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

2. DUE TO BROKER:

The clearing and depository operations for the Company's security transactions are provided by one broker. For financial reporting purposes amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At December 31, 2006, all of the securities owned and amount due to broker reflected in the statement of financial condition are positions carried by and amount due to this broker. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the broker, the broker has the right to sell or repledge the collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2006, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

3. SECURITIES SOLD, NOT YET PURCHASED:

The Company may be exposed to risk of loss not reflected in the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

4. RELATED PARTY TRANSACTIONS:

The Company conducts certain security transactions for an affiliated investment partnership.

Pursuant to an agreement, the Company reimburses an affiliated entity (the "Affiliate") for rent.

5. FIXED ASSETS:

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Furniture and fixtures	$ 11,325
Office equipment	177,804
Software	2,229
	191,358
Less accumulated depreciation	35,333
	$156,025

6. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 12.5% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital changes from day to day, but at December 31, 2006, the Company had net capital of $872,116 which exceeded its requirement of $100,000 by $772,116.

END